SEC FILE NUMBER
001-40334
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 12b-25

____________________

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR For the

Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EBET, Inc.

Full Name of Registrant

Former Name, if Applicable

3960 Howard Hughes Parkway, Suite 500,

Las Vegas, NV 89169

Address of Principal Executive Office (Street and Number)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 9, 2024, the Audit Committee of the Board of Directors (the “Audit Committee”) of EBET, Inc. (the “Company”) dismissed BF Borgers CPA, PC (“BF Borgers”) as its independent registered public accounting firm, effective as of such date. On May 12, 2024, the Audit Committee approved the appointment of Astra Audit & Advisory, LLC (“Astra”) (formerly known as Coastal Accounting & Consulting, LLC, PCAOB ID #6920) as the Company’s independent registered public accounting firm for the fiscal year ended September 30, 2024 and 2023. Due to the change in independent registered public accounting firm, the Company determined that it was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”) by the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew Lourie, CFO	888	411-2726
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three and six months ended March 31, 2024 the Company expects to reflect a significant decrease in revenue compared to the three and six months ended March 31, 2023. For the three months ended December 31, 2023, revenues were $4.3 million compared to $14.4 million for the three months ended December 31, 2022. The Company does not expect to report materially superior results of operations for the three and six months ended March 31, 2024.

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EBET, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2024	By:	/s/ Matthew Lourie, CFO

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